Rio de Janeiro, February 27, 2025

Ladies and Gentlemen:

I am the General Counsel of Vale S.A. (“Vale” or the “Guarantor”), a corporation organized and existing under the laws of the Federative Republic of Brazil (“Brazil”), and have acted as Brazilian counsel of Vale and Vale Overseas Limited, a wholly owned subsidiary of Vale organized and existing under the laws of the Cayman Islands (“Vale Overseas” or the “Company”), in connection with the Company’s offering pursuant to a registration statement on Form F-3/A (Nos. 333-271248 and 333-271248-01) (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) of US$750,000,000 aggregate principal amount of 6.400% Guaranteed Notes due 2054 (the “Notes”), representing a reopening of the Company’s 6.400% Guaranteed Notes due 2054, issued on June 28, 2024, together with a guarantee of Vale relating to the Notes (the “Guarantee”), to be issued under the Amended and Restated Indenture dated as of August 4, 2021 (the “Base Indenture”), as supplemented by the Second Supplemental Indenture thereto dated as of June 28, 2024 (the “Second Supplemental Indenture”), as amended by the amendment dated as of February 27, 2025 (the “Amendment to the Second Supplemental Indenture” and, together with the Base Indenture and the Second Supplemental Indenture, the “Indenture”), among the Company, the Guarantor and The Bank of New York Mellon, as trustee. Vale will unconditionally guarantee all of Vale Overseas’ obligations under the Notes pursuant to the Indenture. The Notes and the Guarantee are referred to collectively herein as the “Securities.” All capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Registration Statement.

1.	In rendering the opinions set forth below, I have examined originals, or copies identified to my satisfaction of the documents listed below:
(i)	the Registration Statement and the documents incorporated by reference therein;
(ii)	Vale’s bylaws as approved at its extraordinary general shareholders’ meetings held on December 21, 2022 and April 28, 2023;
(iii)	the minutes of Vale’s annual and extraordinary shareholders’ meetings dated April 28, 2023, September 22, 2023 and November 14, 2024 at which the current members of Vale’s board of directors were appointed;
(iv)	the minutes of Vale’s board of directors’ meetings dated May 23, 2024, August 26, 2024 September 20, 2024, October 24, 2024 and November 11, 2024 at which Vale’s current executive officers were appointed;
(v)	the certificate, dated February 19, 2025, signed by the secretary to Vale’s Executive Committee, certifying that, pursuant to the powers granted by Vale’s bylaws, the Vale’s Executive Committee has delegated to Vale’s Vice-President of Finance and Investors Relations, by means of the latest version of Vale’s Authority Norm, dated as of November 14, 2024 (the “Authority Norm”), powers to approve the engagement and renegotiation of loans and financing, the repurchase and prepayment of loans and financing with third parties, including commissions, premiums, compensations or equivalents, related to the settlement of debt transactions of Vale and its wholly-owned subsidiaries, up to the consolidated annual debt limit approved by Vale’s Board of Directors based on the concept of expanded net debt;
(vi)	the certificate, dated February 5, 2025, signed by the secretary to Vale’s Board of Directors, certifying that Vale’s Board of Director approved, on November 28, 2024, the range of US$10 billion to US$20 billion for Vale’s expanded net debt;

1

(vii)	the officer’s certificate, dated February 20, 2025, signed by Vale’s Vice-President of Finance and Investors Relations approving the terms and conditions of the offering by Vale Overseas of the Notes;
(viii)	the certificate, dated February 20, 2025, 2025, signed by the Head of Treasury and Corporate Finance (VP-1 of Finance of the Guarantor), certifying, in accordance with the Authority Norm, the approval of a corporate guarantee by Vale in favor of Vale Overseas for the offering of the Notes;
(ix)	the power-of-attorney, dated February 20, 2025, issued by the Guarantor naming attorneys-in-fact of the Guarantor with powers to execute the Transaction Documents (as defined below); and
(x)	the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture and the Amendment to the Second Supplemental Indenture.
2.	I have also examined the records, agreements, instruments and documents and made such investigations of law as I have deemed relevant or necessary as the basis for the opinions hereinafter expressed. I have also assumed, for purposes of the opinions expressed herein, that:
(i)	no provision of the Indenture or of the Securities conflicts with or is otherwise invalid, illegal or unenforceable under the laws of any jurisdiction (other than Brazil); and
(ii)	at the time of the execution and delivery of the Indenture and of the Securities, they will have been duly authorized pursuant to applicable law (other than Brazilian law).
3.	I have also assumed, without any independent investigation or verification of any kind, the validity, legality, binding effect and enforceability of the Indenture and of the Securities under the laws of the state of New York and the Cayman Islands, as the case may be.
4.	Furthermore, I have assumed (i) the due organization and valid existence of all parties (other than Vale) to the Indenture under the laws of the countries of their respective incorporation; (ii) that the Indenture and the Securities will have been duly authorized and validly executed and delivered by the parties thereto (other than Vale); (iii) that the performance thereof is within the capacity and powers of the parties thereto (other than Vale); and (iv) the genuineness of all signatures on original or certified copies of all persons other than the officers and representatives of Vale, the authenticity of documents submitted to me as originals and the conformity to original of all copies submitted to me as certified or reproduction copies.
5.	My opinions are delivered on the basis of my professional legal judgment and on the basis of the knowledge and investigation of Vale’s Legal Department, which I oversee.
6.	My opinions are limited to the laws of Brazil as of the date hereof. In particular, I have made no independent investigation of the laws of the State of New York, as the governing law of the Indenture, and I do not express or imply opinions on such laws.
7.	Based upon the foregoing and subject to the qualifications and limitations described elsewhere in this document, I am of the opinion that, on the date hereof:
(i)	Vale has been duly incorporated and is validly existing as a sociedade anônima under the laws of Brazil;
(ii)	the Indenture and the Guarantee have been duly authorized by Vale; and

2

(iii)	when the Amendment to the Second Supplemental Indenture and the Guarantee have been duly executed, authenticated, issued and delivered in accordance with their respective provisions, and in the case of the Guarantee, with the provisions of the Indenture, and in accordance with the applicable definitive underwriting agreement, upon payment of the consideration therefor provided for therein, the Indenture and the Guarantee will be duly authorized, executed and delivered and will be a valid and binding obligation of Vale.
8.	The foregoing opinions are, however, subject to the following qualifications and limitations:
(i)	To ensure the enforceability or the admissibility in evidence of the Indenture and any other document required by any Brazilian court to be furnished: (a) the signatures of the parties thereto signing outside Brazil must be notarized by a notary public licensed as such under the law of the place of signing; (b) the signature of such notary must be certified by a consular official of Brazil having jurisdiction to provide for such action or be apostilled in accordance with the Convention Abolishing the Requirement of Legalization for Foreign Public Documents; and (c) the Indenture and any other documents or instruments prepared in a language other than Portuguese (whether signed abroad or not) must be translated into Portuguese language by a sworn translator, except if such procedures were exempted by an international treaty entered into by Brazil; absent such notarization and authentication, the Indenture and any other documents or instruments prepared in a language other than Portuguese, together with its respective sworn translation, must be registered with the appropriate Registry of Deeds and Documents (for which certain translation and registration fees would apply), which may be done immediately prior to any such enforcement or presentation;
(ii)	Any judgment against Vale for the payment of certain sum of money rendered by any Federal or State Court in the City, County and State of New York in respect of the Indenture or of the Securities should be recognized in the courts of Brazil, and such courts would enforce such judicial decision without retrial or re-examination of the merits of the original decision only if such judicial decision has been previously ratified by the Superior Court of Justice (Superior Tribunal de Justiça); which ratification is available only if the judicial decision: (a) is for the payment of a sum certain of money; (b) fulfills all formalities required for its enforceability under the laws of the state of New York, (c) was issued by a competent court after proper service of process was properly made on the parties, which service of process must comply with Brazilian law or, after sufficient evidence of the parties’ absence has been given, as established pursuant to applicable law, (d) is final and, therefore, is not subject to appeal, (e) does not violate a final and appealable decision issued by a Brazilian Court and does not violate the exclusive jurisdiction of the Brazilian judiciary authority, (f) was authenticated by a Brazilian consulate in the state of New York or is duly apostilled in accordance with the Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated as of October 5, 1961, pursuant to Decree No. 8,660 dated as of January 29, 2016 and is accompanied by a certified sworn translation thereof into Portuguese prepared by a sworn translator registered in Brazil, except if such procedure was exempted by an international treaty entered into by Brazil, and (g) is not contrary to Brazilian national sovereignty, public order or good morals (as provided in Article 17 of Decree Law No. 4,657/42);
(iii)	Any documents in a foreign language (including without limitation documents relating to any foreign judgment) to be admitted in Brazilian courts or any other Brazilian public authority will have to be translated into Portuguese by a sworn translator (for which translation certain fees would apply).
(iv)	Pursuant to the regulations of the Central Bank of Brazil (the “Central Bank”) relating to foreign exchange and capital, individuals and legal entities may enter into transactions for the purchase and sale of foreign currency, without limitation on amount, with due regard

3

for the terms and conditions of the regulation and the validity of the specific transaction, based on the economic grounds and liabilities defined in the respective document. In accordance therewith, Vale may remit funds in foreign currency to cover financial obligations assumed by offshore subsidiaries. Furthermore, pursuant to regulations of the Central Bank, it is possible for the Brazilian guarantor to deposit the corresponding amount in Brazilian currency at a non-resident account held in Brazil by the foreign creditor, which would then be able to freely convert such funds into foreign currency for remittance abroad;

(v)	Any amounts to be paid under the Guarantee in excess of the amounts provided for in such Guarantee or the Indenture, if any, will depend on the analysis of the legality and economic grounds by the Brazilian commercial bank chosen to implement the relevant foreign exchange control transactions or, as the case may be, pursuant to a special authorization and/or registration to be obtained from the Central Bank, which authorization and/or registration will be granted at the Central Bank’s sole discretion;
(vi)	Certain payments in U.S. Dollars by Vale in connection with the Indenture or the Securities may be subject to Vale obtaining the applicable authorization of the Central Bank for remittance thereof, including the Foreign Capital Information Reporting System – External Credit (Sistema de Prestação de Informações de Capital Estrangeiro – Crédito Externo – “SCE”);
(vii)	The enforceability of the Indenture and of the Securities is limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or other similar laws relating to or limiting creditors’ rights generally or by general equitable principles and, in the event of a bankruptcy of Vale, certain credits, such as credits for salaries, wages, social security and taxes, will have preference over any claims, including secured ones;
(viii)	In case of bankruptcy, all credits denominated in foreign currency shall be converted into local currency at the exchange rate prevailing on the date of the issuance of the decision declaring the bankruptcy, and the amount so determined shall be the amount so considered for any payments to creditors in the bankruptcy;
(ix)	In the event that any suit is brought against Vale under or in connection with the Guarantee, service of process upon Vale, if made in Brazil, must be effected in accordance with Brazilian law;
(x)	The enforceability of the Indenture or any related documents in the courts of Brazil is subject to the payment of certain expenses and court fees;
(xi)	Any judgment obtained against Vale in the courts of Brazil in respect of any sum payable by it under the Guarantee will be expressed in the Brazilian currency equivalent of the U.S. dollar amount of such sum;
(xii)	Under Brazilian laws, properties and assets of a public concessionaire bound to the performance of the applicable concession agreement are not subject to attachment, either prior to judgment, in aid of execution, or otherwise; and
(xiii)	Under Brazilian law, injunctive relief may or may not be granted at the discretion of the Brazilian courts.
9.	I express no opinion as to any agreement, instrument or other document other than as specified in this letter.
10.	I hereby consent to the filing of this opinion on Form 6-K and to its incorporation by reference in the Registration Statement.

4

11.	I am qualified to practice law in Brazil only, and I do not express any opinion in respect of any laws of any other jurisdiction. This opinion is based upon and limited in all respects to the law applicable in Brazil as presently published, existing and in force.
12.	I expressly disclaim any responsibility to advise you or any other person who is permitted to rely on the opinions expressed herein as specified above of any development or circumstance of any kind including any change of law or fact that may occur after the date of this letter even though such development, circumstance or change may affect the legal analysis, a legal conclusion or any other matter set forth in or relating to this letter. Accordingly, any person relying on this letter at any time should seek advice of its counsel as to the proper application of this letter at such time.
13.	This opinion may be relied upon, as of the date rendered, only by you, and no other person may rely upon this opinion without my prior written consent.

Very truly yours,

_________/s/ Alexandre Silva D'Ambrosio_________

Alexandre Silva D'Ambrosio

General Counsel

5